[SRSY Letterhead]                            Stradley Ronon Stevens & Young, LLP
                                               1220 19th Street, N.W., Suite 600
                                                          Washington, D.C. 20036
                                                         Telephone  202-822-9611
                                                               Fax  202-822-0140
                                                                www.stradley.com

Prufesh R. Modhera, Esq.
(202) 419-8417
pmodhera@stradley.com

                                 April 11, 2008

Via EDGAR

Rebecca Marquigny, Esquire
Division of Investment Management-0506
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

               RE:  Nationwide Variable Insurance Trust (the "Registrant")
                    File Numbers: 2-73024 and 811-3213

Dear Ms. Marquigny:

     This  letter  responds  to each of the  comments  you  provided  orally  to
Christopher  Zimmerman  and  me on  March  25,  2008,  regarding  post-effective amendment Nos. 107/108 ("PEA 107") to the Registrant's Registration Statement on
Form N-1A as filed with the U.S.  Securities and Exchange Commission (the "SEC")
on February 8, 2008  pursuant to Rule 485(a) of the  Securities  Act of 1933, as amended (the "1933 Act"). PEA 107 was filed as a result of the change in control of Nationwide  Fund Advisors,  the  investment  adviser to various series of the
Registrant (each a "Fund" and together the "Funds"),  that occurred in 2007. For your convenience,  I have summarized each of your comments in bold, in the order you provided  them,  and have set forth the  Registrant's  response  immediately
below  each  comment.   The  revisions  indicated  below  will  be  included  in
Registrant's  filing  under  Rule  485(b)  of the 1933 Act,  which is  currently scheduled to be made on or around April 14, 2008.

     In  connection  with our responses to your  comments,  we  acknowledge,  on behalf of the Registrant, that:

o    The  Registrant  is  responsible  for  the  adequacy  and  accuracy  of the disclosure in the filing;

o    Staff  comments or changes to disclosure  in response to staff  comments in the filing  reviewed by the staff do not  foreclose the SEC from taking any action with respect to the filing; and

o    The Registrant may not assert staff comments as a defense in any proceeding initiated  by the SEC  under  the  federal  securities  laws of the  United
     States.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
April 11, 2008

A.   General Prospectus Comments

     1.   Comment - Any previous  comments provided on PEA Nos. 102-105 apply to
          PEA 107.

          Response - Registrant  will reflect the  applicable  comments from PEA
          Nos. 102-105 in the subsequent 485(b) filing for PEA 107.

     2.   Comment - Comments  provided on the  Cardinal  Funds  filing (PEA 104)
          should be reflected in the Investor  Destination Funds prospectus,  as appropriate.

          Response  -  Registrant  will  reflect  the  applicable  SEC  comments provided on the Cardinal  Funds'  prospectus in the prospectus for the
          Investor Destination Funds to be filed in the subsequent 485(b) filing for PEA 107.

     3.   Comment - In the section entitled "Information from the Securities and
          Exchange  Commission," on the back cover of each  prospectus,  add the
          SEC address, which is "100 F Street, NE."

          Response - Registrant has made the requested change.

B.   Investor Destinations Funds Prospectus Comments

     4.   Comment - In the "General  Information"  section,  add disclosure that shows allocations and  summarizes/describes the range of asset classes of the  investments  of each Fund that is similar to the language that was included in the 485(b) filing made on April 28, 2005.

          Response -  Registrant  believes  that the  substance  of the language included in the previous  filing made in 2005 is still included in the prospectus,  although  some of the  information  has been moved to the appendix. In addition,  it is currently  contemplated that the printed prospectus for the Investor Destination Funds that will be provided to contract  holders  will be  printed  in such a manner  that a separate prospectus for each individual Fund will be printed.  As a result, the previous format will not work when Registrant  prints  individual Fund prospectuses.

     5.   Comment - Please  confirm that the NVIT  Investor  Destinations  Funds
          will  only  invest  in   affiliated   funds  in  reliance  on  Section
          12(d)(1)(G) of the Investment Company Act of 1940 (the "1940 Act"), as
          the current  discussion in the strategy  section states that the Funds will invest "primarily" in affiliated funds.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
April 11, 2008

          Response - Registrant  currently  intends to invest only in affiliated funds.  Nevertheless,  the Registrant has received an exemptive  order from the SEC relating to other permissible fund of funds  investments, including the Nationwide Contract as well as unaffiliated funds, which the Registrant may choose to rely on in the future.  See In the Matter of Nationwide Life Insurance Company, SEC Rel. No. IC-25528 (April 16,
          2002).

     6.   Comment - Management fees and other expenses should be included in the
          Fees & Expenses Table rather than leaving it blank. Going forward, use the prior years numbers and indicate that the numbers will be updated.
          Confirm  supplementally  that the  management  fee rates and 12b-1 fee rates have remained the same as last year's filing.

          Response -  Registrant  will  include  the  missing  information  in a subsequent  485(b)  filing.  We  believe  that it is  common  industry practice to file with blanks when the current  fiscal  year's fees and expenses are not yet available. Moreover, we note that a 485(a) filing that is  materially  incomplete  (i.e.,  without all required  expense information)  lapses  as a  defective  post-effective  amendment  if a subsequent 485(b)  post-effective  amendment is not filed prior to the expiration  of the  pre-effective  review  period.  However,  a 485(a)
          filing that contains outdated expense  information  presents a greater risk,  because if we do not file a subsequent 485(b) before the end of the review period, the 485(a) with incorrect  information would become automatically  effective.  We  respectfully  submit  that it  would be better to have a lapsed 485(a) than an effective  one with  materially incorrect  information.  Registrant  confirms that the  management fee rates and 12b-1 fee rates  have  remained  the same as in last  year's filing.

C.   30 Funds Prospectus Comments

     7.   Comment - In the expense limitation  footnote to the Fees and Expenses
          Table,  please explain what constitutes "other  expenditures which are
          capitalized   in  accordance   with  generally   accepted   accounting
          principles."

          Response - The aforementioned  language tracks the exact language that is included in the expense  limitation  agreement  for the  applicable
          Funds.  This  language  was  included  to allow the Funds'  adviser to exclude from the fee waiver  certain other costs that are  capitalized relating to the purchase,  holding or disposition  of a security.  For example,  if certain legal fees are incurred in connection with a debt security that is being  restructured  in a work out, such costs may be capitalized  to the  cost of the  security  under  generally  accepted accounting  principles ("GAAP").  In summary, the category of expenses that would be covered  under the  aforementioned  language  is certain costs that might be incurred in connection with the purchase,  holding or sale  of a  security,  where  such  expenses  are  permitted  to be capitalized under GAAP.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
April 11, 2008

     8.   Comment - The expense  limitation  footnote  includes an exclusion for short-sale  dividend  expenses.  If the amount of short sale  dividend expenses are significant (between five to ten basis points), include a separate line item in the Fees and Expenses  Table.  Otherwise,  state that the amount is not material.

          Response  - The  expense  limitation  footnote  indicates  short  sale dividend expenses because the disclosure  follows the precise language of the expense  limitation  agreement,  which is the same across every
          applicable  Fund  of  the  Registrant.   Moreover,  Registrant  hereby
          confirms that short-sale  dividend  expenses are currently  immaterial expenses of the Funds, and thus, no line item is necessary.

     9.   Comment - Rick Sennate,  SEC accountant,  asked  Registrant to address the following question: if a Fund with a performance fee structure has very poor performance and  simultaneously is losing significant assets such that there is a great disparity  between the asset levels used in calculating  the  performance fee portion of the management fee versus the base fee, which results in a performance  fee penalty that exceeds the base management fee, would the adviser reimburse the Fund?

          Response - Under such a  circumstance,  the  adviser  would  waive the entire accrued base management fee and the adviser would reimburse the
          Fund for the  difference  between  accrued  "penalty"  and the  amount waived by the adviser/subadviser.

     10.  Comment - Rick Sennate,  SEC accountant,  asked  Registrant to address the following  question:  For those Funds with a performance  fee that also have an expense waiver in place,  explain how the performance fee is calculated in light of the expense waiver.

          Response - The performance fee is considered in the expense limitation calculation.  Assuming that a Fund is in waiver mode, any  performance fee accrued would result in a dollar-for-dollar increase in the waiver
          (vice versa if a penalty is being assessed for poor performance). If a
          Fund is under the cap,  but the  performance  fee pushes the Fund over the cap,  a waiver  would be  triggered  to bring the Fund down to its cap. If a Fund is over the cap but a  performance  penalty  brings the
          Fund under its cap, a waiver would not be triggered.

     11.  Comment - For those Funds with a performance  fee,  please  include in the  response  letter a list of those Funds and the date and number of the first PEA that was filed in which the performance fees were added.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
April 11, 2008

          Response - The Funds which have a performance  fee are:  Gartmore NVIT
          Developing Markets Fund, Gartmore NVIT Emerging Markets Fund, Gartmore
          NVIT Global Utilities Fund,  Gartmore NVIT International  Equity Fund,
          Gartmore NVIT Worldwide  Leaders Fund, NVIT Global Financial  Services
          Fund, NVIT Health  Sciences Fund,  NVIT Nationwide  Leaders Fund, NVIT
          Technology and Communications Fund, and NVIT U.S. Growth Leaders Fund.
          All of these Funds except for the NVIT U.S. Growth Leaders Fund made a filing on July 29,  2004  under  Rule  485(a) in  connection  with the implementation  of the  performance  fee. The NVIT U.S. Growth Leaders
          Fund was also  included  in the  aforementioned  Rule  485(a)  filing, although the  performance  fee for such Fund was initially filed under
          Rule 485(a) on October 17, 2001.

     12.  Comment - Same comment as # 6 above.

          Response - See response to Item # 6 above.

     13.  Comment - For the NVIT Enhanced  Income Fund,  please  explain why the management  fee section  was  revised  from last year (where we simply indicated  what the percent fee paid during the prior fiscal year was)
          and replaced with a management fee schedule that include breakpoints.

          Response - The NVIT Enhanced Income Fund has not been in operation for a full fiscal  year.  As a result,  we have  included the fee schedule including breakpoints as required by Form N-1A, Item 5(a)(1)(ii)(A).

     14.  Comment - Explain in the response  letter why short-term  trading fees are not  reflected  in the returns for Class III shares.  In addition, please  revise the footnote  numbering to the average  annual  returns table so that it is accurate.

          Response - The  footnote  numbering  has been  revised  as  requested.
          Short-term  trading fees are not reflected in the  performance  of any class to which such fees apply because such fees are not applicable to all  investors.  They would only apply to any  investor  that  redeems shares  of the  applicable  class  within  60  days of  purchase.  The language has simply been  included to inform  investors  that had they redeemed shares within 60 days of purchase,  a short-term  trading fee would apply to the  redemption,  which would lower the return that the investor realized on their shares of the Fund.

     15.  Comment - For the NVIT  Multi-Manager  Small Cap  Value  Fund,  please confirm that the fee waiver  referenced  in footnote 3 to the Fees and
          Expenses  Table is not  reflected  in the actual  figures in the table since the waiver can be terminated at any time.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
April 11, 2008

          Response - Registrant  confirms that the  aforementioned fee waiver is not reflected in the line items to the Fees and Expenses table.

     16.  Comment - For the Van Kampen  NVIT  Comstock  Value  Fund,  please add foreign  securities  as a  principal  strategy,  as it is  listed as a principal risk.

          Response - We believe that foreign securities is already listed in the principal  strategy section.  Specifically,  the following  disclosure already  appears in the  principal  strategy  section:  " The Fund may invest  up to 25% of the value of its total  assets in  securities  of foreign issuers."

     17.  Comment - In the  appendix of "Key  Terms",  explain why there are two definitions  for  "Large-Cap  Companies"  without an  identifier as to which Funds they apply to.

          Response - As Allan Oster  explained  to you before PEA 107 was filed, the prospectus  will  eventually be printed only as a separate  single
          Fund prospectus for each individual Fund. As a result,  the "Large-Cap
          Companies"  key  term  will  only  appear  once  in  the  single  Fund prospectus to which it applies.

D.   SAI Comments

     1.   Comment - Any previous comments provided on the SAIs filed in PEA Nos.
          102-105 apply to this filing.

          Response - Registrant  will reflect the  applicable  SAI comments from
          PEA Nos. 102-105 in the subsequent 485(b) filing for PEA 107.

                                      * * *

     Registrant  believes it has fully  responded to each comment.  If, however, you have any further questions or require further clarification of any response, please  contact me by  telephone  at (202)  419-8417 or in my  absence,  Barbara
Nugent at (215) 564-8092.

                                                     Respectfully submitted,

                                                     /s/ Prufesh R. Modhera
                                                     Prufesh R. Modhera

cc:      Allan Oster, Esquire
         Barbara A. Nugent, Esquire